SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: Leading Pharmaceutical Company Selects STARLIMS for $2.1 million Global LIMS Project; Dated January 25, 2008

ITEM 1

Leading Pharmaceutical Company Selects STARLIMS for $2.1 million Global LIMS Project

Hollywood, Florida, January 25, 2008 – STARLIMS Technologies Ltd. (NASDAQ:LIMS), a leading provider of laboratory information management systems (LIMS), today announced that it has been selected by one of the world’s leading pharmaceutical companies for a $2.1 million LIMS project. STARLIMS v10 will be implemented in the pharmaceutical company’s Research and Development and Quality Assurance laboratories in North America, Europe and Asia.

A LIMS for Global Synergy
“Being selected by one of the world’s largest pharmaceutical companies is clearly a vote of confidence in our vision of creating a single web-based platform for laboratory informatics, covering multiple lab disciplines and reaching across the globe,” said Jeff Ferguson COO at STARLIMS. “We are seeing more companies standardizing their LIMS solutions across the enterprise and we believe STARLIMS v10 is well positioned to meet this demand.”

Enhanced Collaboration across Disciplines and Continents
Implementing STARLIMS will facilitate the sharing of scientific data and best practices across multiple laboratory sites. The pharmaceutical customer intends to standardize on STARLIMS, beginning with eight sites. One of the key considerations the customer had in selecting STARLIMS was its scalability, a benefit of its entirely web-based architecture. In addition, STARLIMS offers multilingual and multi-time zone support, important considerations for distributed LIMS implementations.

Streamlined IT Requirements
By standardizing on STARLIMS, the company is expected to enhance regulatory compliance and traceability, by facilitating more consistent reporting and enhancing data security. The web based STARLIMS v10 system will simplify deployment, validation, scale up and upgrade of the system while reducing resource requirements for ongoing maintenance.

About STARLIMS
STARLIMS Technologies Ltd. (Nasdaq:LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: January 28, 2007